

August 18, 2023

Parker Graham
Chief Executive Officer
Vestible Assets, LLC
5440 West 110th Street, Suite 300
Overland Park, Kansas 66211

>   **Re: Vestible Assets, LLC**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted July 28, 2023**
>   **CIK No. 0001984345**

Dear Parker Graham:

   We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted July 28, 2023

Risk Factors
"There is no way to guarantee that any individual player will produce sufficient (or any) professional sports income . . . .", page 15

1.   Please provide, here or as a new risk factor, more robust disclosure highlighting that you will pay 80% of the proceeds from this offering to Browning and receive 1% of his future gross sports income, as you state on page 39. As appropriate, address the risk that it may take a significant amount of time for investors to recover their initial investment due to such terms.

Athlete Overview, page 39

2.   Please refer to the second paragraph and the disclosure that "the remaining Brand Income available under Baron's player contract with the Broncos will be $2,297,620, none of which is guaranteed. Baron's contract with the Broncos will expire in 2025." Please revise to quantify the amounts that the Series BDBR would be entitled to based upon the current Brand Agreement over the remaining term of the existing contract. Consider adding a chart or some other clear presentation so that investors can clearly understand the amounts payable to the Series BDBR per year under the Brand Agreement and any existing player contracts.

General

3.   Please provide your analysis as to whether the Brand Agreement with Baron Browning, including your right to receive 1% of Baron Browning's future gross sports income as a professional football player in the NFL, are "investment securities" as defined in Section 3(a)(2) of the Investment Company Act. In your response, please include any relevant case law, no-action letters or other authorities.

4.   We note your disclosure on page 20 that "[t]he Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940." Please provide your analysis as to whether Series BDBR may be considered an "investment company" under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant. Please revise your risk factor entitled "If the Company is required to register under the Investment Company Act . . . " as appropriate to include a more detailed discussion of such risk and related analysis.

        Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Dan McAvoy